

ARIS

P.E.
12-31-02

0-19941





transformation

PROCESSED
MAY 07 2003
THOMSON
FINANCIAL

MedQuist™ | 2002 Annual Report

MedQuist™ Corporate Profile

Member of the Philips Group of Companies

MedQuist Inc. is the leading national provider of medical transcription and health information management services. Transcription is the process by which dictation is converted into an electronic medical report. The timely production of accurate reports is necessary for patient care and for healthcare providers to receive reimbursement. Through our approximately 10,000 transcriptionists and the ability to interface with healthcare providers' computer systems, we provide a host of customizable dictation, transcription, speech recognition, workflow management and medical coding solutions to shorten our clients' billing cycles and reduce their overhead and other administrative costs. We serve more than 3,000 healthcare organizations with an emphasis on superior customer service and cost-effective solutions.



Summary Financial Highlights

	2002	2001	2000
	in thousands except for share data		
BALANCE SHEET DATA			
Working Capital	$ 141,902	$ 135,703	$ 155,969
Total Assets	474,871	402,114	348,907
Long Term Debt, Net of Current Portion	54	1,088	22
Shareholder's Equity	410,961	362,887	317,806

	2002	2001	2000
	in thousands except for share data		
INCOME STATEMENT			
Revenues	$ 486,166	$ 405,308	$ 364,149
Net Income	43,855	43,642	37,801
Diluted Net Income Per Common Share	$ 1.16	$ 1.16	$ 1.02

Dear Shareholders



David A. Cohen
Chairman of the Board, President and Chief Executive Officer

2002 marked a year of continued innovation and diversification for MedQuist. Your company has recently completed a successful year that included growth in revenue and shareholder's equity along with consistent earnings and cash flow. We are particularly proud of our employees who helped to achieve these results, despite a soft economy. We continue to work hard to deliver service offerings and flexible solutions to help meet our customers' needs.

MedQuist remains a strong company, with a blue chip client base, high recurring revenue, strong earnings and consistent cash flow. Management remains committed to the company's growth prospects and exploring new technologies and services in order to streamline our clients' document management, transcription and health information management efforts.

Our strategy is both simple and strong. We strive to be the leading medical document management company in the world. As the leading provider of transcription services, we transcribe more than three billion lines of text each year for thousands of healthcare clients nationwide. We also have a well-established customer base in digital dictation systems and related services. We continue to increase the number of clients served with each passing year.

In May, we further strengthened our leadership position in transcription by introducing our proprietary National Transcription Process. This important internal initiative was designed to allow our more than 50 client service centers and 10,000 transcriptionists to transcribe patient data using one shared platform. This standardization should increase the productivity of our medical transcriptionists, simplify workflow, improve document quality and enhance client satisfaction.

In July, we acquired Lanier Healthcare, which is recognized as one of the nation's leading providers of digital dictation systems and related document management solutions. The acquisition of Lanier Healthcare significantly enhances our distribution channel with the addition of 50 sales professionals and 215 service associates as well as an established dealer network. This acquisition clearly enhances MedQuist's position as a leading provider of medical document management solutions.

Your company remains committed to increasing our role as a trusted outsourcing and technology partner with our clients. Throughout 2002, we added a variety of new, cutting-edge technologies to our product portfolio, including wireless and handheld PDA devices, voice recognition and an automated coding product. Our Internet-based, automated coding solution, in addition to our outsourced coding service, position MedQuist to help our healthcare clients streamline their coding practices.

In early 2003, we launched Document Enterprise Platform, a new, Internet-hosted technology that manages dictation, file routing, transcription and distribution of medical reports. This platform should allow MedQuist to reduce its costs and support aggressive, ongoing market penetration in the transcription and health information management industry by standardizing the document workflow management process.

MedQuist continues to enjoy its technology partnership with Royal Philips Electronics, which currently owns roughly 71 percent of our outstanding shares. Philips is a leader in voice recognition technology, and has an established customer base in medical imaging in both the United States and Europe. We anticipate that Philips' European hospital customer base could facilitate MedQuist's entry into this vast market over the next several years.

Your company has been successful in hiring the best and brightest talent, and will continue to make further progress in developing our employees. One of our goals over the next several years is to make MedQuist one of the premiere companies to work for in the health information management industry.

As we look forward, we believe your company is well positioned for growth, both in revenue and earnings. MedQuist will continue to invest in emerging technologies, increase operating efficiencies, hire the best talent and develop our management team. Over the next few years we plan to maximize the effectiveness of our distribution channels, continue to enhance our product and service offerings and extend our leadership position in medical document management. We believe these initiatives will result in profitable growth and increased shareholder value in future years.

Sincerely,

David A. Cohen
Chairman of the Board, President and Chief Executive Officer

informatio

Managing Health Information Workflow



Timely voice capture of medical information is the first step in managing health information.

Even minor delays in the dictation of medical reports can cause delays throughout the system for clinical departments, administration and billing. Our clients need flexible dictation options that coordinate with existing information systems and practices.

We shape our voice capture solutions to fit the client's operating environment from traditional styles of dictation to sophisticated digital voice solutions. We support dictation from virtually any location, including clinical workstation, PC, telephone and portable dictation device. Our solutions are scalable to the client's growing infrastructure needs and the open architecture platform permits seamless integration with existing systems and short implementation times. This allows our clients to leverage their investments in technology while improving turnaround time from voice capture to transcription.

Timely and accurate flow of health information is important to all aspects of our clients' success: patient care, regulatory compliance, internal and external communications, reimbursement, cost management and budgeting. MedQuist is committed to giving our clients the power to effectively manage health information workflow through a spectrum of flexible, state-of-the-art solutions – from in-house systems to outsourcing options.

We are continuously evolving the power of Internet-hosted technology to deliver a dramatically new health information management system that integrates and standardizes document workflow from the origin of information (voice capture) to routing, transcription and medical report distribution. And we help our clients to preserve their capital investments in technology by integrating our products with their existing systems.

coding

Coding is the critical step in which patient information is converted into data that is used in the reimbursement process.

Constantly changing regulations, new medical codes and emerging HIPAA requirements demand that our clients' medical records are coded and managed accurately, efficiently and securely. MedQuist's Coding and Information Services division is committed to compliance and excellence in helping our clients with this reimbursement-critical component of health information workflow. We offer on-site or remote experienced, credentialed coders to support in-house staff or provide a full outsource option. And we can deliver automated, customized coding solutions that process electronic text through coding algorithms for Emergency Department records.

ansformation



transcription





Transcription is the process by which dictation is converted into an electronic medical report.

MedQuist offers a variety of flexible solutions to manage medical transcription workflow. With approximately 10,000 medical transcriptionists, a highly advanced transcription platform and sophisticated interface capabilities, MedQuist provides customized solutions to reduce clients' overhead expenses, ensure proper turnaround times and shorten billing cycles. MedQuist's unique combination of integrated products and services gives our clients extraordinary flexibility in addressing their individual needs in a cost-effective manner. Whether a client desires total transcription outsourcing, overflow assistance, in-house technology or some combination thereof, MedQuist can provide the industry-leading solution.



Our evolving, Internet-hosted transcription platform differentiates us from our competitors in the market. Through this technology, we give our clients ultimate efficiency in Web-based transaction services. DocQment™ Enterprise Platform is a single, standardized platform that leverages the Internet to manage transcription and eliminates the challenges of supporting multiple dictation and transcription systems.

distribution



The timely distribution of accurate reports is necessary for patient care and for healthcare providers to receive reimbursement.

Medical report distribution requires the same flexibility in options as our transcription services. We offer timely distribution of audited reports via multiple devices: email, fax, HIS, and RIS (Radiology Information System) interfaces. Our clients can take advantage of time-saving electronic signature for automated documents. We also provide printed reports for distribution to administration, medical records, clinical departments and external providers.

Our suite of transcription services and software solutions support:

- Full outsourcing or partial outsourcing to total in-house transcription
- A technology platform that unifies voice capture, transcription, document distribution and coding
- Single or multiple sites
- HIPAA compliance for security and encryption of patient records
- Highly secure access to data from any browser
- Data mining

Client Service

MedQuist delivers personalized transcription services through our nationwide client service centers, each with the authority to meet the needs of its client partners.

It is this combination of size and customization that makes MedQuist unique. No other vendor offers this combination of advanced technology, experienced and responsive staff and financial resources.



MedQuist strives to provide the highest level of customer service to our valued clients on a daily basis. In April 2002, we established the MedQuist Corporate Client Services department to monitor company performance and customer satisfaction. The Client Services team supports and enhances all client service initiatives and works closely with sales associates, service technicians and the client service centers nationwide to ensure that all client needs are addressed on a timely basis.

Teamwork is the key to client satisfaction. Through client interviews, surveys and a highly sophisticated database, we address and regularly monitor our goal of achieving total client satisfaction. Capitalizing on our corporate culture of putting the customer first, the Corporate Client Services department works hard to regularly communicate and build lasting relationships with our clients. With dedicated service employees, specific action plans and executive involvement, MedQuist delivers service.

"It is the goal of the MedQuist Corporate Client Services department to go beyond mere client satisfaction to client loyalty and retention, and we are achieving this goal on a daily basis. This is a commitment that we have made to our valued clients that we will work feverishly to uphold."

Eileen Dwyer
Vice president of corporate services

MedQuist Team



Standing left to right:

Ronald F. Scarpone, *Executive Vice President, Marketing*

Dale A. Iorillo, *Executive Vice President, Medical Transcription Division*

John W. Quaintance, *Executive Vice President, President of the Medical Transcription Division*

John M. Suender, *Executive Vice President, Secretary and Chief Legal Officer*

Ethan H. Cohen, *Executive Vice President and Chief Technology Officer*

Seated left to right:

Brian J. Kearns, *Executive Vice President, Treasurer and Chief Financial Officer*

Dennis M. Mahoney, *Executive Vice President and President of the Solutions Division*

Selected Consolidated Financial Data

The following financial information is derived from our audited financial statements which have been restated to reflect a change from the cost method of accounting for our investment in A-Life Medical to the equity accounting method. This information is only a summary and you should read it in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", our audited consolidated financial statements and related notes and other information that we have filed with the SEC.

Consolidated Statement of Operations Data:

(in thousands, except per share data)

	December 31				
	2002	2001	2000	1999	1998
Revenues	$ 486,166	$ 405,308	$ 364,149	$ 330,008	$ 271,655
Costs and expenses:					
Cost of revenues, excluding depreciation	365,096	299,102	265,817	238,180	209,587
Selling, general and administrative	22,253	13,117	11,078	11,763	16,061
Research and development	2,736	—	—	—	—
Depreciation	18,829	17,001	14,720	12,000	12,697
Amortization of intangible assets	6,827	9,398	7,335	5,333	3,757
Restructuring charges (credits)	(576)	868	(1,013)	(2,333)	6,539
Other (income) expense	—	(3,000)	6,255	(315)	11,682
Total costs and expenses	415,165	336,486	304,192	264,628	260,323
Operating income	71,001	68,822	59,957	65,380	11,332
Gain on sale of securities	—	—	3,672	309	—
Equity in losses of investee	(895)	(994)	(929)	—	—
Interest income, net	1,202	3,754	3,874	1,955	325
Income before income taxes	71,308	71,582	66,574	67,644	11,657
Income taxes	27,453	27,940	28,773	27,439	8,472
Net income	$ 43,855	$ 43,642	$ 37,801	$ 40,205	$ 3,185
Basic net income per common share	$ 1.18	$ 1.18	$ 1.05	$ 1.14	$ 0.10
Diluted net income per common share	$ 1.16	$ 1.16	$ 1.02	$ 1.09	$ 0.09

Balance Sheet Data:

(in thousands)

	December 31				
	2002	2001	2000	1999	1998
Working capital	$ 141,902	$ 135,703	$ 155,969	$ 99,354	$ 41,852
Total assets	474,871	402,114	348,907	302,183	187,311
Long-term debt net of current portion	54	1,088	22	452	215
Other, long-term liabilities	1,427	1,187	704	789	697
Shareholders' equity	410,961	362,887	317,806	256,536	151,186

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are the leading national provider of medical transcription services. Over 88% of our revenue in 2002 was derived from the provision of medical transcription services, which we recognize when we render services. These services are based primarily on contracted rates. We also derive revenue from services other than traditional transcription services, such as coding revenue, interfacing fees, equipment rentals and equipment sales. Revenues from these other sources are recognized when earned.

In July 2002 we acquired Lanier Healthcare, LLC, which derives revenue largely from the sale and implementation of voice-capture and document management solutions, and maintenance service of these products. In conjunction with this acquisition, we began reporting a separate segment name Solutions, which is comprised of the operations of Lanier Healthcare.

For purposes of our discussion and analysis of our results of operations we distinguish our revenue growth as "core growth" and growth from large acquisitions. Core growth includes revenue from all of the above sources and revenue from companies acquired which had annual sales under $5 million, prior to the date of acquisition. Revenues arising from acquired companies having annual revenue in excess of $5 million, prior to the date of acquisition, is discussed separately in our analysis of revenue growth.

In 2002 we acquired five companies with an aggregate purchase price of $48.7 million, of which only the acquisition of Lanier Healthcare LLC on July 1, 2002 had a purchase price in excess of $5 million.

In 2001, we acquired seven companies with an aggregate purchase price of $79.8 million of which five had a purchase price in excess of $5 million.

Cost of revenue consists of all direct costs associated with providing sales and services, including payroll, telecommunications, repairs and maintenance, rent and other direct costs. However, cost of revenue does not include depreciation. Most of our cost of revenue is variable in nature, but includes certain fixed components. Selling, general and administrative expenses include costs associated with our senior executive management, marketing, accounting, legal and other administrative functions. Selling, general and administrative expenses are mostly fixed in nature, but include certain variable components. Research and development consists of expenses related to the development of new products and services and are mostly fixed in nature.

Critical Accounting Policies and Estimates

Management Discussion and Analysis of Financial Condition and Results of Operations are based on our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions which affect the reported amounts of assets, liabilities, revenue, expense, and related disclosures. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of its consolidated financial statements. These critical accounting policies and estimate have been discussed with the Company's audit committee.

Revenue Recognition

A substantial portion of our revenue is derived from providing medical transcription services, which we recognize when services are rendered. These services are based primarily on contracted rates. A portion of our revenue is derived from the sale and implementation of voice-capture and document management solutions, and maintenance service of these products. We recognize revenue and profit on sales and implementation utilizing the percentage of completion method. With regard to service contracts, which is arranged separate from the product sale, the typical arrangement spans 12 months. We recognize revenue on the service contracts on a straight line method over the term of the underlying service contract. Deferred revenues represent cash received from customers in advance of revenues being recognized for the related payment.

Bad Debt

We estimate allowances for doubtful accounts receivables based on historical experience and evaluation of the financial condition of the customers. Historically, our estimates

have been adequate to cover accounts receivable exposure. If circumstances related to our estimates change, we may need to record additional allowances.

Valuation of Goodwill, Other Intangible Assets and Other Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for Impairment of Disposal of Long-Lived Assets", we assess long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

We measure recoverability of assets to be held and used by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

We test goodwill and intangible assets not subject to amortization annually for impairment. Should events and circumstances indicate that the asset might be impaired at some time prior to the annual test, we will test more frequently. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

Deferred Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We have considered future taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we could not realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, the previously provided valuation reserve would be reversed.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data as a percentage of revenue.

	Year Ended December 31,		
	2002	2001	2000
Revenue	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of revenue, excluding depreciation	75.1	73.8	73.0
Selling, general and administrative	4.6	3.2	3.0
Research and development	0.5	—	—
Depreciation	3.9	4.2	4.0
Amortization of intangible assets	1.4	2.3	2.0
Restructuring charges (credits)	(0.1)	0.2	(0.2)
Other income (expense)	—	(0.7)	1.7
Total costs and expenses	85.4	83.0	83.5
Operating income	14.6	17.0	16.5
Gain on sale of securities	—	—	1.0
Equity in loss of investee	(0.2)	(0.2)	(0.2)
Interest income, net	0.3	0.9	1.0
Income before income taxes	14.7	17.7	18.3
Income taxes	5.7	6.9	7.9
Net income	9.0%	10.8%	10.4%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

REVENUES. Revenues increased 19.9% from $405.3 million in 2001 to $486.2 million in 2002. Revenue for the service segment increased 10.7% from $405.3 million in 2001 to $448.9 million in 2002. The increase was the result of acquisitions made in late 2001 and 2002. Revenue for the solutions segment were $37.9 million in 2002 and were the result of the acquisition of Lanier Healthcare LLC on July 1, 2002. There were $605 thousand in revenues between the two segments, which have been eliminated in consolidation.

COST OF REVENUES, EXCLUDING DEPRECIATION. Cost of revenue increased 22.1% from $299.1 million in 2001 to $365.1 million in 2002. As a percentage of revenue, cost of revenue increased from 73.8% in 2001 to 75.1% in 2002. Cost of revenue from the services segment increased from $299.1 million or 73.8% of revenue in 2001 to $340.7 million or 75.9% of revenue in 2002. The increase primarily resulted from increased payroll and transcription costs in addition to costs associated with development of our new transcription platform, partially

offset by a decrease in telecommunications costs. Cost of revenue for the solutions segment was $24.6 million or 65.0% of revenue in 2002 consisting primarily of costs of equipment sold and payroll related costs.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense increased 69.7% from $13.1 million in 2001 to $22.3 million in 2002. As a percentage of revenue, selling, general and administrative expense increased from $3.2% in 2001 to 4.6% in 2002. Of the increase in expense between the comparable periods $7.8 million of the increase results from the Lanier acquisition and largely relates to the cost of the sales force. The remaining $1.4 million increase is the result of increased costs to support operations.

RESEARCH AND DEVELOPMENT. Research and development costs were $2.7 million in 2002. These costs relate entirely to Lanier, which was acquired on July 1, 2002.

DEPRECIATION. Depreciation expense increased 10.7% from $17.0 million in 2001 to $18.8 million in 2002. As a percentage of revenue, depreciation decreased from 4.2% in 2001 to 3.9% in 2002. The increase in expense was due to capital purchases to support the revenue base. As a percentage of revenue, depreciation decreased as a result of our ability to reduce certain voice capture component costs through our acquisition of Digital Voice, Inc. early in 2001.

AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets decreased from $9.4 million in 2001 to $6.8 million in 2002. The decrease is attributable to the elimination of goodwill amortization in accordance with SFAS 142, "Goodwill and Other Intangibles", reflecting a $3.4 million reduction of amortization partially offset by $800,000 of amortization of other intangibles associated with the Company's acquisitions in 2001 and 2002, which were accounted for using the purchase method.

RESTRUCTURING (CREDITS). In December 2001, we approved a restructuring plan associated with the roll out of our new transcription platform. The plan included the closure of several operating facilities in order to improve operating efficiencies. Costs associated with the plan of approximately $1.5 million were recognized in 2001. The components of the restructuring charge and associated activity is as follows (000's omitted):

	Non-Cancelable Leases	Severance	Total
2001 Restructuring charge	$ 1,343	$ 125	$ 1,468
Payments against restructuring accrual in 2002	(546)	(44)	(591)
Revision to estimate recorded in 2002	(319)	—	(318)
Accrual at December 31, 2002	$ 478	$ 81	$ 559

Payments against the restructuring accrual are scheduled to be made through 2006.

In November 2001, we completed the purchase of a medical transcription company. In connection with this acquisition, we established a restructure reserve of $1.8 million. The components of the restructuring charge and associated activity is as follows (000's omitted):

	Non-Cancelable Leases	Severance	Total
2001 Restructuring charge	$ 1,599	$ 191	$ 1,790
Payments against restructuring accrual:			
2001	(85)	—	(85)
2002	(692)	(181)	(873)
Revision to estimate recorded in 2002	(296)	—	(296)
Accrual at December 31, 2002	$ 526	$ 10	$ 536

Payments against the restructuring accrual are scheduled to be made through 2005.

In December 1998, the Company's board of directors approved management's restructuring plan associated with another entity. The components of the restructuring charge and associated activity is as follows (000's omitted):

	Non-Cancelable Leases	Severance (in thousands)	Non-Cancelable Contracts and Other Exit Costs	Total
1998 Restructuring Charge	$ 3,835	$ 1,618	$ 1,086	$ 6,539
Payments against Restructuring accrual:				
1998	—	(567)	(410)	(977)
1999	(437)	(723)	(17)	(1,177)
2000	(556)	(20)	—	(576)
2001	(164)	—	—	(164)
2002	(343)	—	—	(343)
Revision to estimate recorded in 1999	(1,492)	(182)	(659)	(2,333)
Revision to estimate recorded in 2000	(471)	—	—	(471)
Revision to estimate recorded in 2001	(44)	(126)	—	(170)
Revision to estimate recorded in 2002	(257)	—	—	(257)
Accrual at December 31, 2002	$ 71	$ —	$ —	$ 71

In 1997, an acquired entity had approved a separate management plan to close and/or merge several redundant customer service centers in order to reduce costs and improve operating efficiencies. The plan was completed during 1998 and included the cost of exiting certain facilities, primarily related to non-cancelable leases, the disposition of fixed assets and employee severance costs. During 2001, we revised our accrual estimates and $430,000 of the restructure accruals were reversed in connection with the revision. At December 31, 2001, the accrual had been fully utilized.

EQUITY IN LOSSES OF INVESTEE. As a result of our increased ownership in A-Life to 28.1% in January 2002, we were required to reflect this investment under the equity method of accounting. As a result, for 2002 we recognized a loss on investment of $895,000. This loss was the result of $333,000 of amortization related to $1 million of the investment being allocated to acquire software and $562,000 related to our share of A-Life's operating loss. Our equity in the losses for 2001 was $994,000. We increased our ownership in A-Life to 31.6% and 33.6% on June 28, 2002 and November 1, 2002, respectively.

INTEREST INCOME. We had net interest income of $3.7 million in 2001 and $1.2 million in 2002. The decrease is due to decreased rates of return on cash and cash equivalents.

INCOME TAXES. The income tax provision decreased from $27.9 million or 39.0% of pre-tax income in 2001 to $27.5 million or 38.5% of pre-tax income in 2002. The decrease in tax resulted from decreased pre-tax earnings in 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

REVENUES. Revenues increased 11.3% from $364.1 million in 2000 to $405.3 million in 2001. The $41.2 million increase resulted from increased sales to existing customers, sales to new customers and strategic partners and additional revenue from acquisitions. The $41.2 million increase resulted from $13.6 million of core growth and $27.6 million from large acquisitions.

COSTS OF REVENUES, EXCLUDING DEPRECIATION. Cost of revenues increased 12.5% from $265.8 million in 2000 to $299.1 million in 2001. As a percentage of revenues, cost of revenue increased from 73.0% in 2000 to 73.8% in 2001 due primarily to an increase in payroll expense in 2001.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased 18.4% from $11.1 million in 2000 to $13.1 million in 2001. As a percentage of revenue, selling, general and administrative costs increased from 3.0% in 2000 to 3.2% in 2001. The increase primarily resulted from increased spending to support our existing and new business.

DEPRECIATION. Depreciation increased 15.5% from $14.7 million in 2000 to $17.0 million in 2001. As a percentage of revenue, depreciation increased from 4.0% in 2000 to 4.2% in 2001. The increase resulted from increased capital expenditures and fixed assets acquired in purchase business acquisitions in 2000 and 2001.

AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets was $7.3 million in 2000 compared to $9.4 million in 2001. The increase is attributable to the amortization of intangible assets associated with the Company's acquisitions, which were accounted for using the purchase method in 2000 and 2001.

OTHER (INCOME) EXPENSE. During 2001, we settled a lawsuit, in our favor, for a non-recurring gain of $3.0 million, net of legal expenses.

EQUITY IN LOSSES OF INVESTEE. As a result of our increased ownership in A-Life to 28.1% in January 2002, we were required to reflect this investment under the equity method of accounting, for prior periods, using our 19.2% ownership percentage prior to January 2002. As a result we recognized a loss on investment of $929,000 and $994,000 for 2000 and 2001, respectively.

INCOME TAXES. The income tax provision decreased from $28.8 million or 43.2% of pre-tax income in 2000 to $27.9 million or 39.0% of pre-tax income in 2001. The decrease primarily resulted from the majority of the tender offer costs incurred in 2000 not being deductible for tax purposes, and state tax planning.

Liquidity and Capital Resources

At December 31, 2002, we had working capital of $141.9 million, including $103.4 million of cash and cash equivalents. During the year ended December 31, 2002, our operating activities provided cash of $82.7 million and during the year ended December 31, 2001 our operating activities provided cash of $82.2 million. The increase resulted from increased collections from accounts receivable and an increase in accounts payable, partially offset by a decrease in other current assets.

During the year ended December 31, 2002, we used cash in investing activities of $66.0 million, consisting of $16.4 million of capital expenditures, $932 thousand of investments in A-Life Medical, Inc. and $48.7 million for acquisitions accounted for under the purchase method. During the year ended December 31, 2001, we used cash in investing activities of $93.5 million, consisting of $14.1 million of capital expenditures, $1.7 million of investments in A-Life Medical, Inc. securities and $77.7 million for acquisitions accounted for under the purchase method.

During the year ended December 31, 2002, net cash provided by financing activities was $245 thousand, consisting of $2.4 million in proceeds from the issuance of common stock including option exercises and issuances in connection with employee benefit plans, partially offset by $2.1 million for repayment of long-term debt. During the year ended December 31, 2001, net cash provided by financing activities was $231,000 consisting of $1.2 million in proceeds from the issuance of common stock including option exercises and issuances in connection with employee benefit plans, partially offset by $938,000 for repayment of long-term debt.

In April 2000, we made a $6.0 million investment in A-Life Medical, Inc., a leader in advanced natural language processing technology for the medical industry. In 2001, we advanced A-Life Medical, Inc. $1.0 million as a prepayment on a license agreement and we advanced $674,000 to A-Life Medical, Inc. in connection with an additional investment which closed in January 2002. In 2002, we invested an additional $892,000 in A-Life Medical, Inc. and purchased shares from six investors for $40,000. Our investment in A-Life Medical, Inc. is inherently risky due to the nature of its early stage development technology and related uncertain near term opportunities. We will continue to monitor this investment on a periodic basis. In the event the carrying value of the investment exceeds the fair value of the investment and the decline is determined to be other-than-temporary, an impairment charge will be recorded. Fair value for A-Life Medical, Inc. is based on estimates and assumptions used in forecasted financial models. In order to determine whether a decline in value is other-than-temporary, we evaluate, among other factors: the duration and extent to which the fair value has been less than carrying value; the financial condition of the company, including key operational and cash flow metrics; current market conditions, future projections and the business outlook for the company; and our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

We have previously accounted for the investment in A-Life under the cost method. As a result of our increased ownership percentage from the January 2002 financing transaction, we began to account for the investment under the equity method. The 2001 and 2000 consolidated financial statements have been restated to reflect the change in accounting method.

We believe that our cash and cash equivalent on hand, cash flow generated from operations and our ability to leverage the company will be sufficient to meet our current working capital and capital expenditure requirements.

Impact of New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's consolidated financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

In November 2002, the EITF finalized its tentative consensus on EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables", which provides guidance on the timing and method of revenue recognition for sales arrangements that include the delivery of more than one product or service. EITF 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the impact of the adoption of this consensus on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For nonpublic enterprises, with a variable interest in a variable interest entity created before February 2, 2003, the Interpretation is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. The Company is currently evaluating the impact of the adoption of this interpretation on the Company's consolidated financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

Quantitative and Qualitative Disclosure About Market Risk

We generally do not use derivative financial instruments in our investment portfolio. We make investments in instruments that meet credit quality standards, as specified in our investment policy guidelines; the policy also limits the amount of credit exposure to any one issue, and type of instrument. We do not expect any material loss with respect to our investment portfolio.

Inflation

We believe that the effects of inflation and changing prices generally do not have a material adverse effect on our results of operations or financial condition.

Forward-Looking Statements

Some of the information in this Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. We also may have referred you to this note in other written or oral disclosures we have made, such as our quarterly earnings conference calls. These statements include forward-looking language such as "will likely result," "may," "are expected to," "is anticipated," "estimated," "projected," "intends to" or other similar words. Our actual results are likely to differ, and could differ materially, from the results expressed in, or implied by, these forward-looking statements. There are many factors that could cause these forward-looking statements to be incorrect, including but not limited to the following risks: risks associated with (1) our ability to recruit and retain qualified transcriptionists and other employees; (2) inability to complete and assimilate acquisitions of businesses, especially acquisitions of non-medical transcription businesses, because we have no prior experience in such businesses; (3) dependence on our senior management team and new senior management from non-medical transcription acquisitions; (4) the impact of new services or products on the demand for our existing services; (5) our current dependence on medical transcription for substantially all of our business; (6) our ability to expand our customer base; (7) our ability to maintain our current growth rate in revenue and earnings; (8) the volatility of our stock price; (9) our ability to compete with others; (10) changes in law, including, without limitation, the impact the Health Information Portability and Accountability Act ("HIPAA") will have on our business; (11) infringement on the proprietary rights of others; (12) our failure to comply with confidentiality requirements; (13) the inability to predict future economic or market conditions; and (14) risks inherent in diversifying into other businesses, such as from the acquisition of Lanier Healthcare (digital dictation equipment) and entering into the medical record coding reimbursement business. When considering these forward-looking statements, you should keep in mind these risk factors and the other cautionary statements we may make in connection with any such statements, and you should recognize that those forward-looking statements speak only as of the date made. MedQuist does not undertake any obligation to update any forward-looking statement included in this Annual Report or elsewhere.

Consolidated Balance Sheets

(in thousands, except per share amounts)	December 31 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 103,392	$ 86,334
Accounts receivable, net	86,465	78,429
Prepaid expenses and other	3,673	1,374
Inventories	4,563	340
Deferred income taxes	6,238	6,178
Total current assets	204,331	172,655
Property and equipment, net	37,804	34,167
Goodwill, net	136,127	110,584
Other Intangible assets, net	73,798	57,219
Deferred income taxes	15,524	20,197
Other	7,287	7,292
	$ 474,871	$ 402,114
Liabilities and shareholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 31	$ 1,067
Accounts payable	9,908	4,562
Accrued expenses	33,701	30,990
Deferred revenue	18,789	333
Total current liabilities	62,429	36,952
Long-term debt	54	1,088
Other long-term liabilities	1,427	1,187
Commitments and contingencies (note 11)		
Shareholders' equity:		
Common stock, no par value. Authorized 60,000 shares; issued and outstanding 37,091 and 36,889 shares, respectively	229,149	225,503
Retained earnings	181,216	137,361
Deferred compensation	—	(31)
Accumulated other comprehensive income	596	54
Total shareholders' equity	410,961	362,887
	$ 474,871	$ 402,114

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except per share amounts)	December 31		
	2002	2001	2000
Revenues	$486,166	$405,308	$364,149
Costs and expenses:			
Cost of revenues, excluding depreciation	365,096	299,102	265,817
Selling, general, and administrative	22,253	13,117	11,078
Research and development	2,736	—	—
Depreciation	18,829	17,001	14,720
Amortization of intangible assets	6,827	9,398	7,335
Restructuring charges (credits)	(576)	868	(1,013)
Other (income) expense	—	(3,000)	6,255
Total costs and expenses	415,165	336,486	304,192
Operating income	71,001	68,822	59,957
Gain on sale of securities	—	—	3,672
Share in net loss of A-Life Medical, Inc.	(895)	(994)	(929)
Interest income, net	1,202	3,754	3,874
Income before income taxes	71,308	71,582	66,574
Income taxes provision	27,453	27,940	28,773
Net income	$ 43,855	$ 43,642	$ 37,801
Basic net income per common share	$ 1.18	$ 1.18	$ 1.05
Diluted net income per common share	$ 1.16	$ 1.16	$ 1.02

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands)	Common Stock Shares	Common Stock Amount	Retained earnings	Deferred compensation	Accumulated other comprehensive income	Total
Balance, December 31, 1999	35,917	$200,205	55,918	(291)	704	256,536
Comprehensive income:						
Net income (see Note 7)	—	—	37,801	—	—	37,801
Change in unrealized gain on available for sale securities, net of tax	—	—	—	—	(704)	(704)
Total comprehensive income	—	—	37,801	—	(704)	37,097
Exercise of common stock options, including tax benefit	1,381	37,025	—	—	—	37,025
Shares repurchased retired	(600)	(15,466)	—	—	—	(15,466)
Amortization of deferred compensation	—	—	—	163	—	163
Issuance of common stock	71	1,522	—	—	—	1,522
Balance, December 31, 2000 (see Note 7)	36,769	223,286	93,719	(128)	—	316,877
Comprehensive income:						
Net income (see Note 7)	—	—	43,642	—	—	43,642
Cumulative translation adjustments	—	—	—	—	54	54
Total comprehensive income	—	—	43,642	—	54	43,696
Exercise of common stock options, including tax benefit	51	909	—	—	—	909
Amortization of deferred compensation	—	—	—	97	—	97
Issuance of common stock	69	1,308	—	—	—	1,308
Balance, December 31, 2001 (see Note 7)	36,889	225,503	137,361	(31)	54	362,887
Comprehensive income:						
Net income	—	—	43,855	—	—	43,855
Cumulative translation adjustments	—	—	—	—	542	542
Total comprehensive income	—	—	43,855	—	542	44,397
Exercise of common stock options, including tax benefit	168	2,781	—	—	—	2,781
Amortization of deferred compensation	—	—	—	31	—	31
Issuance of common stock	34	865	—	—	—	865
Balance, December 31, 2002	37,091	$229,149	181,216	—	596	410,961

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	December 31 2002	2001	2000
Operating activities			
Net income	$ 43,855	$ 43,642	$ 37,801
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	25,656	26,399	22,055
Gain on sale of securities	—	—	(3,672)
Equity in Loss of A-Life Medical, Inc.	895	994	929
Amortization of deferred compensation	31	97	163
Deferred income tax provision	650	57	2,797
Pension contribution payable in common stock	277	941	867
Stock-based compensation to members of board of directors	—	—	311
Tax benefit from exercise of employee stock options	882	239	17,720
Changes in assets and liabilities excluding effects of acquisitions:			
Accounts receivable, net	8,827	6,763	1,071
Prepaid expenses and other	386	5,782	(6,349)
Inventories	(473)	5	—
Other assets	45	(571)	437
Accounts payable	1,071	(2,770)	(1,141)
Deferred revenue	1,936	(152)	(128)
Accrued expenses	(1,621)	244	(12,240)
Other long-term liabilities	240	483	(85)
Net cash provided by operating activities	82,657	82,153	60,536
Investing activities:			
Purchases of property and equipment	(16,448)	(14,058)	(17,492)
Acquisitions, net of cash acquired	(48,657)	(77,737)	(8,102)
Purchase of investments	—	—	(728)
Investment in/advances to A-Life Medical, Inc.	(932)	(1,674)	(6,051)
Proceeds from sale of investments	—	—	4,403
Net cash used in investing activities	(66,037)	(93,469)	(27,970)
Financing activities:			
Repayments of long-term debt	(2,142)	(938)	(1,568)
Proceeds from exercise of common stock options	1,899	670	19,305
Proceeds from issuance of common stock	488	499	504
Purchase and retirement of common stock	—	—	(15,466)
Net cash provided by financing activities	245	231	2,775
Effect of exchange rate changes	193	54	—
Net increase (decrease) in cash, cash equivalents, and cash equivalent with related party	17,058	(11,031)	35,341
Cash, cash equivalents, and cash equivalent with related party, beginning of year	86,334	97,365	62,024
Cash, cash equivalents, and cash equivalent with related party, end of year	$103,392	$ 86,334	$ 97,365

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(in thousands, except per-share amounts)

December 31, 2002, 2001 and 2000

1 Background and Summary of Significant Accounting Policies

Background

MedQuist Inc. (the Company or MedQuist) is a comprehensive provider of health information services and solutions. Over the past two years, MedQuist began offering coding reimbursement services, as well as on site solutions to the healthcare industry's document management needs. The Company currently manages its business in two segments (see note 1(s)).

The Company is a majority-owned subsidiary of Koninklijke Philips Electronics N.V. (Philips) (see note 14).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of MedQuist and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Translation of Foreign Currency

In 2002 and 2001, the Company established foreign subsidiaries in the United Kingdom and Canada, both of which use the local currency as its functional currency. Assets and liabilities of these subsidiaries are translated at exchange rates in effect at the balance sheet date, and income and expense accounts and cash flow items are translated at average exchange rates during the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income within shareholders' equity. Foreign exchange rate gains and losses included in operating results are not material in 2002 and 2001.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported assets and liabilities and contingency disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments purchased with an original maturity of three months or less, and consist primarily of cash on deposit with banks. At times, cash balances held at financial institutions are in excess of federally insured limits. The Company places its temporary cash investments with high-credit, quality financial institution. Management believes that no significant concentration of credit risk exists with respect to these cash investments.

Interest income earned on investments in cash equivalents was $1,245, $3,524, and $3,915 for the years ended December 31, 2002, 2001, and 2000, respectively.

Cash Equivalent with Related Party

Cash equivalent with related party consisted of cash deposited with Philips for the purpose of optimizing income from temporary excess cash. In the fourth quarter of 2000, the Company began participating in a deposit facility established by Philips which allowed investments up to $100 million to earn interest at LIBOR less 0.125%, for periods up to 365 days. The Company withdrew all funds invested in this related-party deposit facility in the second quarter of 2001 and, at December 31, 2002 and 2001 the Company had no such investment.

Interest income earned on cash deposited with Philips was $0, $403 and $44 for the years ended December 31, 2002, 2001 and 2000, respectively.

Investments in Marketable Securities

Investments in marketable securities are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* As such, the securities were carried at fair value, based on quoted market prices, with unrealized gains and losses reported as a component of accumulated other comprehensive income within shareholder's equity.

During 2000, the Company sold the marketable securities resulting in a gain of $3,672. No investments in marketable securities were held at in 2002 and 2001.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Bad Debt Expense

The Company estimates allowances for doubtful accounts receivables based on historical experience and evaluation of the financial condition of the customers. Historically, the estimates have been adequate to cover accounts receivable exposure. If circumstances related to the estimates change, the Company may need to record additional allowances.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets, which range from three to seven years for furniture, equipment and software, and the lesser of the lease term or useful life for leasehold improvements. Repairs and maintenance costs are charged to expense as incurred, while additions and betterments are capitalized. Gains or losses on disposals are charged to operations.

Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets.*

In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement required the Company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. The second step was required for each reporting unit. However, the Company had only one reporting unit at that time. In this step, the Company compared the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, *Business Combinations.* The residual fair value after this allocation was the implied fair value of the reporting unit goodwill. The implied fair value of the reporting unit exceeded its carrying amount and the Company was not required to recognize an impairment loss.

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, ranging from 20 to 40 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. All other intangible assets were amortized on a straight-line basis from three to five years. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of

funds. There were no Goodwill and other intangible asset impairment charges for the years ended December 31, 2002, 2001 and 2000.

Impairment of Long-Lived Assets

SFAS No. 144 provides a single accounting model for long-lived assets to be disposed. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Company's consolidated financial statements.

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. There were no impairments of Long-Lived Assets in the years ended December 31, 2002, 2001 and 2000.

Revenue Recognition

A substantial portion of the Company's revenue is derived from providing medical transcription services, which are recognized when the services are rendered. These services are based primarily on contracted rates. A portion of the revenue is derived from the sale and implementation of voice-capture and document management solutions and maintenance service of these products. Revenue and profit on sales and implementation are recognized utilizing the percentage of completion method. With regard to service contracts, which are arranged separate from the product sale, the typical arrangement spans 12 months. Revenue on the service contracts is recognized on a straight line method over the term of the underlying service contract. Deferred revenues represent cash received from customers in advance of revenues being recognized for the related payment.

Research and Development and Advertising Costs

Research and development and advertising costs are charged to expense as incurred. Research and development expense was $2,736, $0 and $0 for the years ended December 31, 2002, 2001 and 2000, respectively. Advertising costs were $1,618, $857, and $626 for the years ended December 31, 2002, 2001, and 2000, respectively.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes.* Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. The Company has recorded a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. Management has considered future taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event management were to determine that the

Company could not realize all or part of the net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if management later determines that it is more likely than not that the net deferred tax assets would be realized, the previously provided valuation reserve would be reversed.

Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding for the period as adjusted for the dilutive effect of common stock equivalents, which consist primarily of stock options, using the treasury stock method.

Fair Value of Financial Instruments

Cash and cash equivalents, cash equivalent with related party, accounts receivable, accounts payable, and accrued expenses are reflected in the accompanying consolidated financial statements at fair value due to the short-term nature of these instruments. The carrying amount of debt obligations approximates fair value at the balance sheet dates.

Comprehensive Income

The Company's comprehensive income consists of net income, unrealized holding gains on available-for-sale securities and currency translation adjustments. The Company's comprehensive income is presented within the accompanying Consolidated Statements of Shareholders' Equity. At December 31, 2002 and 2001, the Company had a currency translation adjustments of $596 and $54 relating to its foreign subsidiaries in the United Kingdom and Canada, which are net of related deferred income taxes.

Segment Information

The Company manages its business in two segments; services and solutions. While the two segments are closely related, the services segment is largely comprised of transcription and coding services, while the solutions segment is comprised of the sale and service of voice products. See Note 19 for disclosure of certain financial information by segment.

Statements of Cash Flow Information

For the years ended December 31, 2002, 2001, and 2000, the Company paid interest of $160, $86, and $46, respectively, and income taxes of $22,811, $21,222 and $17,007, respectively.

The following table displays the noncash financing activities resulting from the Company's business acquisitions (see note 2).

	Year ended December 31		
	2002	2001	2000
Noncash net assets acquired	$ 48,657	$ 79,837	$ 8,102
Less seller notes and payables	—	(2,100)	—
Net cash paid for business acquisitions	$ 48,657	$ 77,737	$ 8,102

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments

have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.* The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.* This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's consolidated financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.* This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

In November 2002, the EITF finalized its tentative consensus on EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables", which provides guidance on the timing and method of revenue recognition for sales arrangements that include the delivery of more than one product or service. EITF 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the impact of the adoption of this consensus on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.* This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For nonpublic enterprises, with a variable interest in a variable interest entity created before February 2, 2003, the Interpretation is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. The Company is currently evaluating the impact of the adoption of this Interpretation on the Company's consolidated financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

Stock Options

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, *Accounting for Stock-Based Compensation,* established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, as amended in SFAS No. 148, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123.

Had compensation cost for the Company's common stock options been determined based upon the fair value of the options at the date of grant, as prescribed under SFAS No. 123, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation,* the Company's net income and net income per share would have been reduced to the following pro forma amounts:

	Year ended December 31		
	2002	2001	2000
Net income:			
As reported	$ 43,855	$ 43,642	$37,801
Add stock-based employee compensation expense included in reported net income, net of tax	19	59	93
Impact of total stock-based compensation expense determined under fair-value based method for all rewards, net of tax	(8,342)	(8,702)	(4,283)
Pro forma	$ 35,532	$ 34,999	$33,611
Basic net income per share:			
As reported	$ 1.18	$ 1.18	1.05
Pro forma	$ 0.96	0.95	0.93
Diluted net income per share:			
As reported	$ 1.16	1.16	1.02
Pro forma	$ 0.93	0.93	0.91

The above pro forma amounts may not be indicative of future amounts because option grants prior to January 1, 1995 have not been included and because future option grants are expected.

The fair value of the options granted is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31		
	2002	2001	2000
Risk-free interest rate	4.33%	5.92%	6.17%
Volatility	57%	56%	55%
Expected dividend yield	0%	0%	0%
Expection option life	5 years	5 years	5 years

2 Acquisitions

In 2002, the Company completed five acquisitions for an aggregate purchase price of $48,657, which were all cash transactions. In addition, one of the acquisitions provides for an earn-out of up to $1,350. The acquisitions in 2002 were accounted for under the purchase method of accounting. Four of the acquisitions were made to expand the Company's coding business while the other acquisition, which was the most significant acquisition completed during the year, enables the Company to provide clients with onsite solutions to their document management needs. Additionally, this acquisition has provided the Company with a formal, professional sales force.

In 2001, the Company completed seven acquisitions for an aggregate purchase price of $79,837, consisting primarily of $77,737 in net cash payments and $2,100 in notes due to the sellers. The acquisitions in 2001 were accounted for under the purchase method of accounting.

In 2000, the Company completed eight acquisitions for an aggregate purchase price of $8,102, which were all cash transactions. The acquisitions in 2000 were accounted for under the purchase method of accounting.

A summary of the final allocation of the purchase price to net assets acquired is as follows:

	Year ended December 31		
	2002	2001	2000
Purchase price:			
Cash paid for acquisition including transaction costs	$ 48,657	$ 77,737	$ 8,102
Notes due to sellers	—	2,100	—
	$ 48,657	$ 79,837	$ 8,102
Purchase price allocation:			
Accounts receivable	$ 16,863	$ 10,037	$ 238
Inventories	3,750	—	—
Prepaid and other	2,685	955	—
Property and equipment	6,016	2,097	526
Deposits	5	109	2
Deferred taxes	—	24,018	—
Goodwill	22,774	38,244	—
Other Intangible assets	23,406	15,549	7,427
Accounts payable	(4,275)	(3,100)	—
Deferred revenue	(16,520)	(247)	—
Accrued expenses	(5,975)	(7,287)	(50)
Debt	(72)	(538)	(41)
	$ 48,657	$ 79,837	$ 8,102

Included in the 2002 acquisitions was the acquisition of Lanier Healthcare, LLC. (Lanier) on July 1, 2002, for approximately $38,000 in cash. The following unaudited proforma information is presented as if the Lanier acquisition had been completed on January 1, 2001. All other acquisitions in 2002 were not material to the Company. Prior to 2001, Lanier was part of a consolidated company and separate financial statements are not available. Therefore, unaudited proforma information for the year ended December 31, 2000 is not presented.

	Year ended December 31	
	2002	2001
Revenue	$526,950	484,328
Net Income	43,775	43,687
Basic net income per share	1.18	1.19
Diluted net income per share	1.16	1.16

3 Restructuring Charges

In December 2001, management approved a restructuring plan associated with the rollout of a new transcription platform. The plan included the closure of several operating facilities in order to improve operating efficiencies. Costs associated with the plan of approximately $1,468 were recognized in 2001. The components of the restructuring charge consist of $1,343 for remaining payments on noncancelable leases and $125 for severance of 28 individuals.

As of December 31, 2002, the Company had paid $547 of the noncancelable leases and $44 of the severance in connection with the new transcription platform plan. In 2002, management revised the estimate of required reserves based on negotiated settlements with various landlords and or negotiated sublease arrangements and reversed $319 of the accrual related to noncancelable leases.

In November 2001, the Company completed the purchase of a medical transcription company. In connection with this acquisition, the Company established a restructuring reserve of $1,790. The reserve consists of $1,599 for remaining payments on noncancelable leases and $191 for severance of 10 individuals.

As of December 31, 2002, the Company had paid $777 of the noncancelable leases and $181 of the severance related to the acquisition restructure reserve. Also in 2002, management revised the estimate of required reserves and reversed $296 related to noncancelable leases.

In December 1998, the Company's board of directors approved management's restructuring plan associated with the merger with another entity, that merger transaction was accounted for as a pooling-of-interests. The plan related primarily to the closure of several redundant operating facilities as well as certain corporate offices in order to improve operating efficiencies. Costs associated with the plan of approximately $6,539 were recognized in 1998. The significant components of the restructuring charge consist of $3,835 for remaining payments on noncancelable leases, $1,618 for severance and $1,086 for noncancelable contracts and other exit costs. The severance costs are attributable to 41 individuals from various levels of operational and senior management.

From the date the restructuring charge was recorded in 1998 through December 31, 2002, the Company paid costs of $1,500 for noncancelable leases, $1,310 for severance and $427 for noncancelable contracts and other exit costs.

In 1999, management revised the estimate of the required reserves and reversed $2,333 of the 1998 restructuring charges relating to $1,492 of noncancelable leases, $182 for severance and $659 for noncancelable contracts and other exit costs. In 2000 and 2001, management further revised the estimate of the required reserves and reversed $471 and $170, respectively, of the 1998 restructuring charge. All of the reversal in 2000 relates to noncancelable leases as well as $44 in 2001, while the remaining reversal in 2001 of $126 relates to severance. In 2002, management again revised the estimate of the required reserves and reversed $257 related to noncancelable leases based on negotiated settlements with landlords and or negotiated sublease arrangements.

In 1997, an acquired entity had approved a separate management plan to close and/or merge several redundant operating facilities in order to reduce costs and improve operating efficiencies. The plan was completed during 1998 and included the cost of exiting certain facilities, primarily related to noncancelable leases, the disposition of fixed assets and employee severance costs. Costs associated with the plan of approximately $2,075 were recognized in 1997 in accordance with EITF 94-3. Included in this amount is approximately $705 for the disposal of assets and approximately $800 in severance and employee contract buy-outs. The balance is primarily related to noncancelable lease costs. The severance costs are attributable to eight individuals from various levels of operational and senior management. In 2001 and 2000, management revised its estimate of the required reserves and reversed $430 and $542, respectively, of the 1997 restructuring charge. At December 31, 2001, the accrual had been fully utilized.

The following is a summary of activity in the restructuring accruals:

	December 31 2002	2001	2000
Restructuring accruals:			
Balance at beginning of year	$ 3,844	$ 1,449	$ 3,055
Provision	—	1,468	—
Adjustments:			
2001 restructuring	(318)	—	—
1998 restructuring	(257)	(170)	(471)
1997 restructuring	—	(430)	(542)
Net charge to operations	(575)	868	(1,013)
Acquisition	(296)	1,790	—
Charges:			
2001 restructuring	(1,465)	(85)	—
1998 restructuring	(342)	(165)	(576)
1997 restructuring	—	(13)	(17)
Total charges	(1,807)	(263)	(593)
Balance at end of year	$ 1,166	$ 3,844	$ 1,449

The restructuring accruals at December 31, 2002 consist of the following components:

	2001	1998	Total
Severance	$ 91	$ —	$ 91
Noncancelable leases	1,004	71	1,075
	$ 1,095	$ 71	$ 1,166

4 Inventories

Inventories consist of the following:

	December 31 2002	2001
Raw materials	$ 1,237	$ —
Finished goods	3,326	340
Total	$ 4,563	$ 340

5 Property and Equipment

	December 31	
	2002	2001
Furniture, equipment and software	$117,262	$95,845
Leasehold improvements	4,072	3,673
	121,334	99,518
Less accumulated depreciation and amortization	(83,530)	(65,351)
	$37,804	$34,167

Depreciation and amortization expense was $18,829, $17,001 and $14,720 for the years ended December 31, 2002, 2001, and 2000, respectively.

6 Goodwill and Other Intangible Assets

Amortization expense related to goodwill and other intangible assets was $6,827, $9,398 and $7,335 for the years ended December 31, 2002, 2001 and 2000 respectively. The following tables reconcile previously reported net income and earnings per share as if the provisions of SFAS No. 142 were in effect from January 1, 2000:

	Year ended December 31	
	2001	2000
Reported net income	$43,642	$37,801
Add back:		
Goodwill amortization, net of tax	2,073	1,648
Adjusted net income	$45,715	$39,449
Reported basic net income per share	$ 1.18	$ 1.05
Add back:		
Impact of goodwill amortization, net of tax	0.06	0.05
Adjusted basic net income per common share	$ 1.24	$ 1.10
Reported diluted net income per share	$ 1.16	$ 1.02
Add back:		
Impact of goodwill amortization, net of tax	0.05	0.04
Adjusted diluted net income per common share	$ 1.21	$ 1.06

The carrying amount of acquired intangible assets is as follows:

	December 31, 2002			
	Weighted average amortization period	Cost	Accumulated amortization	Net book value
Amortizable intangible assets:				
Customer lists	21 years	$ 76,960	(13,235)	63,725
Noncompete agreements	4 years	11,218	(8,080)	3,138
Other	4 years	10,804	(6,569)	4,235
	17 years	98,982	(27,884)	71,098
Nonamortizable intangible asset:				
Tradename	—	2,700	—	2,700
Total		$101,682	(27,884)	73,798

During 2002, the Company recorded the following intangible assets in connection with acquisitions completed during the year. The acquired intangible assets include the following:

	Cost
Amortizable intangible assets:	
Customer lists	$ 17,051
Noncompete agreements	555
Other	3,100
	20,706
Nonamortizable intangible asset:	
Tradename	2,700
Total	$ 23,406

Estimated amortization expense for amortizable intangible assets for the next five years is: $6,896 in 2003, $5,985 in 2004, $5,511 in 2005, $4,131 in 2006 and $3,768 in 2007.

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

Balance as of January 1, 2002	$ 110,584
Additional goodwill related to acquisitions	22,774
Deferred income tax for previously completed stock acquisitions	2,769
Balance as of December 31, 2002	136,127

Upon adoption of SFAS No. 142, the Company was required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company was also required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. For intangible assets identified as having indefinite useful lives, the Company was required to test those intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Impairment was measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. The results of this analysis did not require the Company to recognize an impairment loss.

The carrying amount of goodwill by segment as of December 31, 2002 is as follows:

	Services	Solutions	Consolidated
Goodwill	$ 121,309	$ 14,818	$ 136,127

The goodwill related to the Solutions segment was recorded in connection with the Lanier acquisition completed on July 1, 2002.

7 Investment

On April 6, 2000, the Company made a $6,051 investment in A-Life Medical, Inc. (A-Life), a privately held entity that is a leader in advanced natural language processing technology for the medical industry. The investment was initially recorded under the cost method of accounting as the Company owned 19.5% of A-Life's outstanding voting shares and had no control of this entity.

In September 2001, the Company advanced $1,000 to A-Life as a prepayment on a license agreement. In December 2001 and January 2002, the Company advanced an aggregate of $783 to A-Life in connection with an additional equity investment that closed in January 2002. The initial investment and the subsequent advances have been classified as other assets in the accompanying consolidated balance sheets.

As a result of the financing that closed in January 2002, the Company's investment increased to 28.1% of the outstanding voting shares of A-Life and, as such, the investment has been accounted for under the equity method of accounting. In accordance with Accounting Principles Board Opinion No. 18, the prior year financial statements have been retroactively adjusted. The previously reported net income for the years ended December 31, 2001 and 2000 has been decreased by $994 and $929, respectively, to reflect the equity in losses of A-Life Medical, Inc. The impact of the retroactive adjustments is to decrease previously reported diluted earnings per share by $0.02 and $0.02, respectively. The carrying amount of the investment in A-Life has also been adjusted to reflect the percentage ownership in the losses incurred by A-Life during the period the Company maintained the cost basis investment. Accordingly, the investment was reduced by $1,923 with a corresponding offset to retained earnings. In addition, because A-Life had a

negative book value at the time of the change to the equity basis of accounting, the entire remaining adjusted investment was allocated to intangible assets, of which $1,000 was allocated to acquired software. The acquired software is being amortized over three years. The remaining amount was recorded as goodwill, which has a book value of $4,200 as of December 31, 2002.

In 2002, the ownership interest in A-Life was further increased to 33.6%.

The Company received approximately $29 and $16 of services from A-Life during the years ended December 31, 2002 and 2001, respectively.

8 Accrued Expenses

	December 31	
	2002	2001
Payroll, benefits and related taxes	$18,639	$15,764
Restructuring charges	1,166	3,844
Income taxes payable	3,143	1,271
Other employee related expenses	2,318	2,318
Other	8,435	7,793
	$33,701	$30,990

9 Valuation Account

	December 31		
	2002	2001	2000
Allowance for doubtful accounts:			
Balance at beginning of year	$ 5,148	$ 4,674	$ 4,668
Provision	926	940	1,015
Acquisitions (note 2)	647	541	—
Charges	(1,115)	(1,007)	(1,009)
Balance at end of year	$ 5,606	$ 5,148	$ 4,674

10 Long-Term Debt

	December 31	
	2002	2001
Seller notes	$ 75	$ 2,100
Capital lease obligations	—	15
Other	10	40
	85	2,155
Less current portion	(31)	(1,067)
	$ 54	1,088

Interest expense on debt obligations was $43, $173 and $85 for the years ended December 31, 2002, 2001, and 2000, respectively.

Long-term debt as of December 31, 2002, matures as follows:

2003	$ 31
2004	29
2005	25
	$ 85

11 Commitments and Contingencies

Rent expense for operating leases was $9,436, $8,233 and $6,969 for the years ended December 31, 2002, 2001, and 2000, respectively. Minimum annual rental commitments for noncancelable operating leases having terms in excess of one year as of December 31, 2002, are as follows:

2003	$ 7,046
2004	3,997
2005	2,265
2006	1,463
2007	709
2008 and thereafter	1,123
	$ 16,603

The Company has an employment agreement, as amended, with a former chief executive officer. The agreement entitles this individual to receive retirement benefits of $75 per year for life plus certain other benefits, as defined. Included in other long term liabilities is $674 and $629 at December 31, 2002 and 2001, respectively, related to these retirement benefits. The employment agreement also requires the Company to loan the former chief executive officer's estate the necessary funds to exercise any options owned by the individual at the time of his death.

The Company has employment agreements with nine executive officers, which expire at various times through June 2003, subject to renewal. These agreements provide an aggregate base compensation of $1,958 both in the years ended December 31, 2002 and 2003, plus incentive compensation based on a percentage of the executive's salary. These agreements also provide for certain other fringe benefits and payments upon termination of the agreements.

The Company has severance agreements with certain executive officers that provide for one-time payments in the event of a change in control, as defined, if the officer is terminated within 12 months of the change. The payments range from 12-18 months of cash compensation paid to the executive officers in the fiscal year immediately prior to the change in control event. If the change in control had occurred on December 31, 2002, and the executive officers had been terminated, the payments would have aggregated $2,937.

In the normal course of business, the Company is party to various claims and legal proceedings. Although the ultimate outcome of these matters if presently not determinable, management of the Company, after consultation with legal counsel, does not believe that the resolution of these matters will have material effect upon the Company's consolidated financial position, results of operations, and liquidity.

12 Shareholder's Equity

During the year ended December 31, 2000, the Company repurchased 600 shares of outstanding common stock for $15,466 at an average of $25.78 per share. All common stock acquired was subsequently retired.

In 2000, the Company issued 22 shares of common stock to members of the board of directors. The fair value of the stock grants was $311.

The Company also has a plan whereby certain nonemployee members of the board of directors have been granted common stock but the shares will not be issued until the directors terminate membership on the Board. Stock granted in 2002, 2001 and 2000 were 2, 3, and 1, respectively, with a fair value at the date of grant of $54, $54, and $36. Total accrued costs for this plan are $224 and $170 at December 31, 2002 and 2001, respectively.

In 2002, 2001 and 2000, the Company issued a total of 34, 69 and 49 shares of common stock with a value of $865, $1,308 and $1,211, respectively, under Company sponsored savings and stock purchase plans (see Note 17).

13 Stock Option Plans

The Company has six stock option plans that provide for the granting of options to purchase shares of common stock to eligible employees (including officers) and nonemployee directors of the Company. Options may be issued at the fair market value of the common stock on the date of grant or at a price determined by a committee of the Company's board of directors. The stock options vest and are exercisable over periods determined by the committee.

In February 1998, an entity acquired by the Company, which acquisition was accounted for as a pooling-of-interests, issued 165 stock options to employees with exercise prices below the fair market value of the common stock on the date of grant. Accordingly, deferred compensation totaling $1,078 was recorded, of which $31, $97, and $163 was amortized to expense in 2002, 2001 and 2000, respectively. The deferred compensation was fully amortized at December 31, 2002.

Information with respect to the Company's common stock options is as follows:

	Shares	Exercise price per share	Aggregate proceeds
Outstanding, December 31, 1999	3,169	$ 1.34 – 31.19	$ 42,905
Granted	2,056	17.06 – 70.00	105,380
Exercised	(1,381)	1.67 – 44.00	(19,305)
Canceled	(244)	5.21 – 70.00	(7,295)
Outstanding, December 31, 2000	3,600	2.17 – 70.00	121,685
Granted	1,190	16.00 – 43.50	26,675
Exercised	(51)	5.21 – 24.94	(670)
Canceled	(165)	10.48 – 70.00	(7,410)
Outstanding, December 31, 2001	4,574	2.17 – 70.00	140,280
Granted	1,252	26.90 - 29.25	36,484
Exercised	(168)	2.17 - 24.94	(1,899)
Canceled	(39)	16.00 - 70.00	(1,372)
Outstanding, December 31, 2002	5,619	$ 2.17 - 70.00	$ 173,493

At December 31, 2002, there were 2,548 exercisable options with an aggregate exercise price of $65,207 and 1,734 additional options available for grant under the plans. Exercisable options at December 31, 2001 and 2000 were 2,037 and 1,523 with an aggregate exercise price of $42,032 and $21,024, respectively.

A summary of outstanding options and exercisable options at December 31, 2002 is as follows:

	Options outstanding			Options exercisable	
Range Of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 0.00 –$ 2.17	7	1.4	$ 2.17	7	$ 2.17
2.18 – 5.43	317	2.7	3.23	317	3.23
5.44 – 13.54	545	3.7	7.46	530	7.38
13.55 – 33.83	3,284	7.6	25.03	1,075	22.63
33.84 – 70.00	1,466	7.4	58.73	619	57.94
	5,619	6.9	$ 30.88	2,548	$25.59

14 Other Income (Expense)

In the first quarter of 2001, the Company received net proceeds of $3,000 in connection with the settlement of a lawsuit.

In the third quarter of 2000, Philips completed a tender offer in which it acquired approximately 60% of the Company's outstanding Common stock for $51.00 per share. In connection with this tender offer, the Company incurred approximately $6,255 of costs, primarily related to investment banker fees. Since July 2000, Philips has purchased additional shares in the open market, at various prices, thereby increasing its ownership in the Company to approximately 70%.

15 Income Taxes

For financial reporting purposes, earnings from operations before income taxes include the following components:

	Year ended December 31		
	2002	2001	2000
Earnings before income taxes:			
United States	$71,383	$72,188	$66,574
International	(75)	(606)	—
	$71,308	$71,582	$66,574

The income tax provision consists of the following:

	Year ended December 31		
	2002	2001	2000
Current:			
Federal	$23,107	$24,784	$22,780
State and local	3,475	3,099	3,196
International	221	—	—
	26,803	27,883	25,976
Deferred:			
Federal	1,198	(405)	2,534
State and local	(452)	462	263
International	(96)	—	—
	650	57	2,797
	$27,453	$27,940	$28,773

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

	Year ended December 31		
	2002	2001	2000
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.5	3.4	3.5
Other	1.0	0.6	4.7
	38.5%	39.0%	43.2%

The tax affected temporary differences that give rise to deferred income taxes are as follows:

	December 31	
	2002	2001
Deferred tax assets:		
Intangibles	$15,802	$22,372
Investment in A-Life	1,096	740
Foreign net operating loss carryforwards	2,996	2,049
Domestic net operating loss carryforwards	2,870	2,870
Restructuring accruals	464	822
Accruals and reserves	4,184	2,728
Vacation accrual	1,270	688
Deferred compensation	662	526
Other	675	557
Total deferred tax assets	30,019	33,352
Deferred tax liabilities:		
Fixed assets	(386)	—
Cumulative translation adjustments	(397)	—
Total deferred tax liabilities	(783)	—
Valuation allowance	(7,474)	(6,977)
Net deferred tax assets	$21,762	$26,375

In connection with a purchase business combination completed in November 2001, the Company acquired $28,048 in net deferred tax assets. Management believes that $6,378 of these deferred tax assets will not be realized. Accordingly, the Company recorded a valuation allowance for this amount. This allowance was established in purchase accounting. A valuation allowance of $1,096 was recorded related to the deferred tax asset associated with the Company's investment in A-Life.

In prior years, the Company completed two acquisitions that were accounted for as poolings-of-interest for financial reporting purposes and as taxable purchase transactions for income tax purposes. Deferred tax assets were recognized upon consummation of these transactions with an offsetting credit to equity. The Company is deducting the amortization of the intangible assets recorded for tax purposes and recording a reduction of current taxes payable and the deferred tax assets previously recorded.

Realization of the Company's remaining net deferred tax assets is dependent on future taxable income. Management believes that such assets will be realized; however, ultimate realization could be negatively impacted by market conditions and other variables not known or anticipated at this time.

16 Earnings Per Share

The table below sets forth the reconciliation of the numerators and denominators of the Company's basic and diluted income per share computations for the years ended December 31, 2002, 2001, and 2000.

	Net income	Shares	Per share amount
2002:			
Basic	$ 43,855	37,013	$ 1.18
Effect of dilutive securities	—	862	
Diluted	$ 43,855	37,875	1.16
2001:			
Basic	$ 43,642	36,842	1.18
Effect of dilutive securities	—	876	
Diluted	$ 43,642	37,718	1.16
2000:			
Basic	$ 37,801	36,154	1.05
Effect of dilutive securities	—	1,015	
Diluted	$ 37,801	37,169	$ 1.02

For the years ended December 31, 2002, 2001, and 2000, 2,247, 2,608 and 2,055 common stock options, respectively, were excluded from the diluted computation because the effect would be anti-dilutive.

17 Employee Benefit Plans

Savings Plan

The Company offers a savings plan under Section 401(k) of the Internal Revenue Code. This savings plan allows eligible employees to contribute up to 15% of their compensation on a pretax basis. The Company matches 50% of the participant's contribution, up to 5% of the participant's total compensation. The matching contribution is made on a quarterly basis using the Company's common stock. The charge to operations for the Company's matching contributions was $1,280, $941 and $867 in 2002, 2001, and 2000, respectively. The Company issued 14 shares in 2002, 34 shares in 2001, and 27 in 2000, in connection with the Company's matching contribution, with a value of $377, $809 and $707, respectively. Effective in the second quarter of 2002, the Company no longer issues new shares in connection with the match feature of the 401(k) savings plan. Instead, these shares are now purchased on the open market. During 2002, the Company purchased 34 shares on the open market for $810.

Stock Purchase Plan

All full-time employees except those who own 5% or more of the common stock of the Company, are eligible to participate in the Company's Employee Stock Purchase Plan (SPP). The SPP provides that participants may authorize the Company to withhold up to 10% of their earnings for the purchase of the stock. The purchase price of the common stock is determined by the Compensation Committee but shall not be less than 85% of the fair market value of the Common stock. Through the SPP, 20, 35 and 22 Common shares were purchased in 2002, 2001, and 2000 at a total purchase price of $488, $499, and $504, respectively.

18 Related-Party Transactions

In the fourth quarter of 2000, the Company began participating in a deposit facility established by Philips which allowed investments up to $100 million to earn interest at LIBOR less 0.125 percent, for up to 365 days. The Company withdrew all funds invested in this related party deposit facility in the second quarter of 2001 and, at December 31, 2001, the Company had no such investment. The facility terminated in February 2002. Interest income earned on cash deposited with Philips was $402 for the year ended December 31, 2001, all of which was earned in the six months ended June 30, 2001.

MedQuist incurred costs of $1,933 with Philips in the year ended December 31, 2001, related to a licensing agreement entered into to provide for the integration and use of certain Philips speech recognition technology. This agreement was amended in January 2002, which required a $150 up front payment in addition to a fee based on a per payroll line basis. For the year ended December 31, 2002, the $150 was paid and there have been no fees incurred on a payroll line basis. The agreement expires on May 22, 2005.

In addition to the revision to the license agreement, the Company entered into a consulting agreement with Philips. This agreement calls for Philips to aid the Company with the integration of its speech and transcription technologies. Under this agreement, MedQuist has incurred costs of $468 for the year ended December 31, 2002.

Presently, all business insurance coverages with the exception of workers' compensation, are provided by Philips. For the years ended December 31, 2002 and 2001, the Company incurred $133 and $0 in premiums with Philips under these policies.

Philips also sells dictation related equipment to MedQuist and for the year ended December 31, 2002, the Company has incurred $851 in costs for such equipment.

A member of the Company's board of directors is a partner in a law firm that has engaged to act as special counsel in certain matters. During the years ended December 31, 2002, 2001, and 2000, the Company paid this firm $29, $1,055 and $373, respectively.

MedQuist also participates in a group purchasing agreement with Philips which allows MedQuist to participate in Philips' discounts on supplies. For the year ended December 31, 2002, the Company paid Philips $55 to participate in this program.

Management believes that all related party transactions are on an arms-length basis.

19 Segment Financial Data

Segment information is presented based on a management approach, which requires segmentation based on the Company's internal organization and disclosure of revenue and operating income based on internal accounting methods. The Company's financial reporting systems present various data for management to run the businesses, including profit and loss statements.

Year ended December 31, 2002	Services	Solutions	Corporate	Intersegment Items	Total
Revenue	$ 448,856	$ 37,915	$ —	$ (605)	$ 486,166
Cost of revenue	340,740	24,641	—	(285)	365,096
Depreciation and amortization	22,927	1,583	1,146	—	25,656
Operating income	85,746	1,183	(15,614)	(314)	71,001
Total assets	$ 400,329	$ 66,256	$ 8,741	$ (455)	$ 474,871

Year ended December 31, 2001	Services	Solutions	Corporate	Intersegment Items	Total
Revenue	$ 405,308	$ —	$ —	$ —	$ 405,308
Cost of revenue	299,102	—	—	—	299,102
Depreciation and amortization	25,464	—	935	—	26,399
Operating income	81,939	—	(13,117)	—	68,822
Total assets	$ 393,841	$ —	$ 8,273	$ —	$ 402,114

Year ended December 31, 2000	Services	Solutions	Corporate	Intersegment Items	Total
Revenue	$ 364,149	$ —	$ —	$ —	$ 364,149
Cost of revenue	265,817	—	—	—	265,817
Depreciation and amortization	21,554	—	501	—	22,055
Operating income	71,035	—	(11,078)	—	59,957
Total assets	$ 341,132	$ —	$ 7,841	$ —	$ 348,973

20 Quarterly Supplemental Financial Data (Unaudited)

The following tables present certain unaudited consolidated quarterly financial information for each of the eight quarters in the period ended December 31, 2002.

	Three months ended			
	March 31	June 30	September 30	December 31
Year ended December 31, 2002:				
Revenues	$ 113,974	$ 113,631	$ 129,750	$ 128,811
Income before income taxes	19,458	20,061	15,510	16,279
Net income	11,966	12,338	9,539	10,012
Basic net income per common share	0.32	0.33	0.26	0.27
Diluted net income per common share	0.32	0.33	0.25	0.27
Year ended December 31, 2001:				
Revenues	$ 95,099	$ 97,978	$ 102,695	$ 109,536
Income before income taxes	20,628	17,023	17,409	16,522
Net income	12,573	10,364	10,612	10,093
Basic net income per common share	0.34	0.28	0.29	0.27
Diluted net income per common share	0.34	0.27	0.28	0.27

The Company recorded a pretax gain of $3,000 in the first quarter of 2001 in connection with the settlement of a lawsuit (see note 14) and recorded a pretax restructuring charge of $1,468 in the fourth quarter of 2001 (see note 3). In the third quarter of 2000 the Company recorded pretax tender offer costs of $6,255 (see note 14). Based on the increase in the ownership percentage of A-Life and the resulting change to the equity method of accounting (see Note 7), the Company retroactively recorded its share in the net loss of A-Life Medical of $294, $274, $248 and $178 in the first, second, third and fourth quarters of 2001 respectively.

Independent Auditors' Report

The Board of Directors
MedQuist Inc.:

We have audited the 2002 consolidated financial statements of MedQuist Inc. and subsidiaries. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2001 and 2000 consolidated financial statements of MedQuist Inc. and subsidiaries were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements, before the revision and restatement described in Notes 6 and 7, respectively, to the financial statements, in their report dated January 30, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of MedQuist Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the 2001 and 2000 financial statements of MedQuist Inc. and subsidiaries, were audited by other auditors who have ceased operations. As described in Note 6, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles, which was adopted by the Company as of January 1, 2002. In addition, as described in Note 7, these financial statements have been restated to include changes from the cost method of accounting for an investment to the equity method in connection with an increase in the level of ownership as required by Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. We audited the adjustments that were applied to revise and restate the 2001 and 2000 financial statements. In our opinion, the transitional disclosures for 2001 and 2000 in Note 6 and the adjustments of the 2001 and 2000 financial statements for the change in method of accounting for the investment (Note 7) are appropriate and have been appropriately applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of MedQuist Inc. and subsidiaries other than with respect to such disclosures and adjustments, and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

KPMG LLP

Philadelphia, PA

March 3, 2003

The following report is a copy of a previously issued Arthur Andersen LLP ("Andersen") report and the report has not been reissued by Andersen. The Andersen report refers to the Balance Sheet as of December 31, 2000, which is no longer included in the accompanying financial statements.

Report of Independent Public Accountants

To MedQuist Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of MedQuist Inc. (a New Jersey corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MedQuist Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Philadelphia, Pennsylvania
January 30, 2002

Market Price for the Registrant's Common Equity and Related Shareholder Matters

Our common stock is traded on the Nasdaq National Market under the symbol "MEDQ". The following table sets forth the high and low reported prices for our Common Stock for the last two fiscal years and for the first quarter of 2003. The bid quotations for the Nasdaq National Market reflect inter-dealer prices, do not include retail mark-ups, mark-downs or commissions and may not necessarily reflect actual transactions.

	High	Low
	2001	
First Quarter	$ 22.13	$ 15.88
Second Quarter	29.99	20.00
Third Quarter	33.14	23.95
Fourth Quarter	30.62	21.30
	2002	
First Quarter	$ 30.45	$ 27.47
Second Quarter	29.50	26.02
Third Quarter	28.34	22.79
Fourth Quarter	23.40	16.96
	2003	
First Quarter (through March 17, 2003)	$ 20.66	$ 14.92

On March 17, 2003, the closing sale price for the Common Stock, as reported on the Nasdaq National Market, was $16.21 per share.

We have never declared or paid any cash dividends on our Common Stock. We expect to retain any future earnings to fund operations and the continued development of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

Corporate Information

Executive Officers

David A. Cohen
Chairman, President and Chief Executive Officer

Brian J. Kearns
Executive Vice President, Treasurer and Chief Financial Officer

John M. Suender
Executive Vice President, Secretary and Chief Legal Officer

Ronald F. Scarpone
Executive Vice President, Marketing

Ethan H. Cohen
Executive Vice President and Chief Technology Officer

John W. Quaintance
Executive Vice President and
President of the Medical Transcription Division

Dale A. Iorillo
Executive Vice President
Medical Transcription Division

Dennis M. Mahoney
Executive Vice President and
President of the Solutions Division

Registrar

American Stock Transfer and Trust Company
New York, New York

Form 10-K

Shareholders may obtain a copy of the Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the year ended December 31, 2002, without charge, by sending a written request to the Secretary of the Company at its corporate headquarters.

Annual Shareholders Meeting

The Annual Meeting of the Shareholders of MedQuist Inc. will be held on Wednesday, May 28, 2003, at 11:00 a.m., E.D.T., at the Mansion at Main Street, Plaza 1000, Voorhees, New Jersey.

Independent Auditors

KPMG LLP
1601 Market Street
Philadelphia, PA 19103

Web Page

http://www.medquist.com

Board of Directors

Hans M. Barella
Retired President and Chief Executive Officer,
Philips Medical Systems International B.V.

Belinda W. Chew
Senior Vice President and General Counsel
Philips Electronics North America Corporation

David A. Cohen
Chairman, President and Chief Executive Officer

William E. Curran
Chief Executive Officer
Philips Electronics North America Corporation

Stephen H. Rusckowski
Chief Executive Officer, Cardiac and Monitoring Systems
Philips Medical Systems

A. Fred Ruttenberg, Esq.
Partner, Blank Rome LLP

Richard H. Stowe
Senior Advisor, Capital Counsel, L.L.C.

John H. Underwood
Managing Director, Pfingsten Partners, L.P.

Scott M. Weisenhoff
Chief Financial Officer, Executive Vice President
Philips Medical Systems

Erik J. Westerink
Executive Vice President
Philips International B.V.



MedQuist Inc.
Five Greentree Centre Suite 311 Marlton NJ 08053
800-233-3030
www.medquist.com